March 14, 2006

via U.S. mail and facsimile

Joseph Spellman, Chief Executive Officer
Davi Skin, Inc.
301 North Canon Drive, Suite #328
Beverly Hills, CA  90210

	RE:	Form 10-KSB for the Fiscal Year Ended December 31, 2004
Forms 10-QSB for the fiscal quarters ended March 31, 2005, June
30,
2005, and September 30, 2005
		File No. 0-32843


Dear Mr. Spellman:

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief




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Mr. Gary T. Steele
March 9, 2005
Page 1 of 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE